Purchase Agreement

Party A：Xi’an Huifeng Biochemistry Group Co., Ltd.

Party B:  Shaanxi Pharmaceutical Chemical Facility Co., Ltd.

Whereas：

1. Party A is a joint-stock company with an independent artificial person located at 16B/F Ruixin Bldg., No.25 Gaoxin Rd., Xi’an City, Shaanxi Province. Its business scope involves plant extracts and bio-pharmacy. Its legal representative is Jing’an Wang and its business license is No.6101012110035.

2. Party B is a limited liability company with an independent artificial person located at Rm.1503 No.2 Block No.8 Bldg., Taibai Residential Quarter, Xi’an City, Shaanxi Province. Its business scope involves design, manufacture, processing and installation of curative facilities, equipment and chemical facilities. Its legal representative is Junchao Wang and its business license is No. 6101034310327.

3.

Party A is a wholly owned subsidiary of HUIFENG BIO-PHARMACEUTICAL TECHNOLOGY INC., a listed in NASDAQ of the U.S.

4. Party B supplies and installs facilities for plant extraction production line.

5. Party A plans to purchase two sets of facilities named “Diosmin” production line and “Rhamnose” production line from party B.  Party B will provide installation and implementation of the production facilities.

To protect both parties’s rights, party A and party B enter a purchase agreement under following terms and conditions.

Item 1. Party B shall sell to Party A a complete set of facilities of “Diosmin” production line and “Rhamnose” production line for total amount of five million RMB (List of the equipment is attached in this agreement). Party B shall be responsible for installation and full testing.

Item 2.  Party B shall finish the installion and testing on or before Nov. 10, 2006.

Item 3.Party A shall pay party B two million shares of HFGB common stock listed in NASDAQ (Stock Code HFGB.OB).

Item 4. Party A shall distribute the two million shares of HFGB shares to party B’s three shareholders pursuant to party B’s request: Junchao Wang 780,000 shares; Zhihua Zhang 660,000 shares and Zhigong Wang 560,000 shares.

Item 5. The issued HFGB shares to party B’s shareholders shall be one year restricted share, Party B shall not sell that share within one year from the date of issurance.

Item 6. Party B agrees and accept the payement method as specified in item 3 and item 4.

Item 7. Both parties shall comply with rights and obligations under this agreement. If any one party shall breach any terms of this agreement, the breaching party should indemnify all loss to the other party.

Item 8. Both parties agreement to solve all conflicts during implement of agreement by friendly negotiation. Each party is entitled to apply a lawsuit to People’s Court of Xi’an Yanta if it negotiation cannot solve the problem.

Item 9. This agreement is duplicated copy of two and shall take effect after the siging and seal of both parties.

Party A（seal）：                           Party B（seal）：

Xi’an Huifeng Biochemistry Group Co., Ltd.       Shaanxi Pharmaceutical Chemical Facility Co., Ltd.

Representative：Jing’an Wang                Representative：Junchao Wang

Date: Oct. 27,2006                          Date：Oct. 27,2006